SIGMABROADBAND CO.

2690 Cobb Parkway, Suite A5

Atlanta, Georgia 33080

Tuesday, December 10, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Larry Spirgel

Tel: (202) 551-3810

 Re: Acceleration of Effective Date

SigmaBroadband Co.

Registration on Form S-1

Filed: Tuesday, December 10, 2013

File No.: 333-191426

Dear Mr. Spirgel:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), SigmaBroadband Co. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 pm on Friday, December 13, 2013, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3. The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Jeffery Brown
Jeffery Brown
Its: President/Director